

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 15, 2022

Rhett Doolittle
Chief Executive Officer
Business Warrior Corp
455 E Pebble Road - #230912
Las Vegas, NV

> **Re: Business Warrior Corp**
> **Registration Statement on Form S-1**
> **Filed June 8, 2022**
> **File No. 333-265471**

Dear Mr. Doolittle:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Austin Pattan, Staff Attorney, at (202) 551- 6756 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jonathan Leinwand